SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☒Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHH Home Loans, LLC Employee Savings Plan
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The PHH Home Loans, LLC Employee Savings Plan (the “PHH Plan”) will delay the filing of its Form 11-K for the year ended December 31, 2005 (the “Form 11-K”) beyond the Securities and Exchange Commission (“SEC”) deadline because PHH Corporation (the “Company”) has been delayed in the preparation of its consolidated financial statements for the year ended December 31, 2005 and the first quarter 2006, as more fully described in the Company’s Form 12b-25 Notifications of Late Filing filed with the SEC on March 17, 2006 and May 11, 2006 and discussed in the Company’s Current Reports on Form 8-K filed with the SEC on March 1, 2006, March 17, 2006, May 11, 2006 and June 12, 2006. As a result, the Company has dedicated its accounting resources to the completion of its consolidated financial statements for the year ended December 31, 2005 and will not complete the PHH Plan financial statements for the year ended December 31, 2005 by the SEC deadline. At this time, the PHH Plan is unable to provide an expected date for the filing of the Form 11-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William F. Brown	(856)	917-0903
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

PHH Corporation has not timely filed the following periodic reports:
•  Annual Report on Form 10-K for the fiscal year ended December 31, 2005
•  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts.

PHH Home Loans, LLC Employee Savings Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2006	By:	/s/ Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Member, Employee Benefits Plan Committee